                                                                       EXHIBIT 3

                                      USMX, INC.
                              141 UNION BLVD., SUITE 100
                                  LAKEWOOD, CO 80228




                                    April 22, 1997

VIA FACSIMILE (907) 263-7070
Mr.  Michael O'Connor, President
Peak Oilfield Service Company
2525 C Street, Ste. 201
Anchorage, Alaska 99503

Dear Mike:

    The purpose of this letter is to confirm the various discussions among you and other representatives of Peak Oilfield Service Company ("Peak"), USMX, Inc. and its subsidiary, USMX of Alaska, Inc. (collectively, "USMX"), and Dakota Mining Corporation ("Dakota"), which have culminated in our agreement resolving the dispute regarding services rendered by Peak to USMX on the Illinois Creek Project in Alaska pursuant to that certain Extraction and Installation Contract, C-90-0302 (the "Contract") between Peak and USMX. The objective of our discussions has been the consummation of a definitive settlement agreement which, among other things, would provide for the following material terms:

    1. USMX and Dakota agree to pay Peak an aggregate of $5 million in cash and securities in full settlement of Peak's claims pursuant to the Contract; provided, however, that any obligation of Dakota shall accrue only upon the consummation of the Merger (as defined below). The $5 million will be paid as follows:

         (a) $1,772,000 has been paid by USMX to Peak, receipt of which is acknowledged by Peak;

         (b) An additional cash payment of $445,598 will be made by USMX no later than one business day after execution of this agreement;

         (c) An additional cash payment of $1,782,396 will be made by USMX with funds provided by Dakota, plus interest at 9% per annum which shall accrue from April 11, 1997, immediately upon completion of the merger between USMX and Dakota (the "Merger"), but which Merger shall be completed not later than June 15, 1997; and

         (d) The issuance of 1,000,000 shares of USMX's common stock, par value $.001 ("USMX Stock") to Peak, such shares to be duly authorized, fully paid and non-assessable. The USMX Stock will be issued to Peak immediately prior to the execution of the closing documents in connection with the Merger which is expected to occur on or about May 29, 1997, subsequent to the meetings of shareholders of USMX and Dakota which have been called to approve the Merger. The USMX Stock will be restricted upon issuance, but a sufficient number of shares of Dakota common stock will be registered in the Registration Statement covering the Merger for issuance to Peak in exchange for the

Mr. Michael O'Connor
April 22, 1997
Page 2


USMX Stock. It is our understanding Peak would be able to immediately resell the shares of Dakota common stock it would receive in the Merger on The Toronto Stock Exchange. Dakota shall provide an opinion of nationally recognized counsel acceptable to Peak that such shares may be resold without restriction under United States or Canadian law by Peak on The Toronto Stock Exchange. In addition, Peak would be able to resell such shares on the American Stock Exchange in the U.S., subject only to certain limitations prescribed by SEC rules. Dakota shall provide an opinion of nationally recognized counsel acceptable to Peak that such shares may be resold in the U.S. by Peak subject to the limitations of Rule 145 of the Securities Act of 1933, as amended. In addition, to the extent that Peak determines it necessary to have totally unrestricted trading privileges on the American Stock Exchange, Dakota will, upon request by Peak, use its best efforts to file and have declared effective a Registration Statement covering the resale in the U.S. of the Dakota common stock owned by Peak and deliver an opinion of nationally recognized counsel acceptable to Peak as to the registration of such shares. Dakota's out-of-pocket expenses of registration will be reimbursed by Peak; provided, that, such reimbursement shall be limited to a maximum of $25,000.

    The settlement agreement shall provide for standard representations and warranties to be made by USMX and Dakota to Peak in connection with the registration of such shares and by USMX and Dakota to Peak and by Peak to USMX and Dakota in connection with the entry into such settlement agreement and for indemnification of Peak in connection with the registration of such shares. The obligation of Dakota to file a Registration Statement and provide unrestricted trading privileges shall remain in effect until Dakota provides an opinion of nationally recognized counsel acceptable to Peak that such shares may be traded without restriction in the absence of any Registration Statement.

    2. It will be provided in the settlement agreement that Peak will protect, preserve and maintain its liens until full payment is made as set forth above. USMX and Dakota recognize that this may require Peak to file a lawsuit against USMX prior to May 7, 1997. The parties will seek to stay such lawsuit to provide reasonable opportunity to finalize the settlement agreement. Such action will be without waiver of rights by any party to assert any claims or defenses in the lawsuit. Upon full payment, the liens would be released. In addition, the settlement agreement will provide for mutual releases of all claims between Peak and USMX and Dakota related to the Contract.

    3. If the Merger is not consummated by June 15, 1997, USMX would be provided the right for a 60-day period thereafter to pay Peak solely in cash the amount of $2,782,396, plus interest at the rate of 15% per annum from June 15, 1997. If such payment were not timely made, then Peak may choose to either
(a) file a confession of judgment against USMX the form of which will be attached as an exhibit to the settlement agreement with respect to the unpaid balance of $2,782,396, plus interest or (b) rescind the settlement agreement and reassert its original claims in which case USMX could reassert its objections to such claims; provided, however, that Peak shall be entitled to retain the $445,598 paid pursuant to this letter agreement and the $1,772,000 previously paid to Peak which amounts would be credited to unpaid amounts under the Contract.

    4. This letter is intended to form a binding agreement between the parties who shall in good faith seek to negotiate a definitive settlement agreement by May 4, 1997.

Mr. Michael O'Connor
April 22, 1997
Page 3


    Upon the execution by you and return to us of this letter, we shall instruct our respective counsel to cooperate in the preparation of a definitive settlement agreement containing provisions substantially in accord with the foregoing, together with such further appropriate terms and conditions as our counsel may mutually determine. The settlement agreement shall be subject to the approval of all parties.

    If the foregoing correctly sets forth our agreement in principle, please so signify by signing and returning this letter to USMX and Dakota. It is understood that the respective specific rights and obligations of all parties remain to be defined in the definitive settlement agreement into which this letter and all prior discussions shall merge.

    Thank you very much for your consideration and cooperation.

                                  Very truly yours,

                                  USMX, INC. and USMX of Alaska, Inc.

                                  By:       /s/
                                       --------------------------------
                                       Authorized Officer

                                  AGREED AND ACCEPTED:

                                  DAKOTA MINING CORPORATION

                                  By:       /s/
                                       --------------------------------
                                       Authorized Officer

Mr. Michael O'Connor
April 22, 1997
Page 4


AGREED AND ACCEPTED:

PEAK OILFIELD SERVICE COMPANY


By:     /s/
     --------------------------------
     Authorized Officer